
VRB Power Systems
INCORPORATED


06013956

May 23, 2006

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

SUPPL

Dear Sirs / Madams:

Re: VRB Power Systems Inc.("VRB") - 12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB's filings from March 2005 to present pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

My apologies for the accumulation – submissions in future will be sent on a quarterly basis.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,

VRB POWER SYSTEMS INC.

Keri-Anne Coll

* CD also enclosed w/ SEDAR filings

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com


TSX
TSX venture
EXCHANGE

May 30, 2005

Fax: 604-681-4923

VRB Power Systems Inc.
1645 – 701 West Georgia Street
Vancouver, BC
V7Y 1C6

Attention: Tracy Hansen

Dear Sirs\Mesdames:

Re: VRB POWER SYSTEMS INC. ("VRB")
Property-Asset Acquisition – Submission #103236

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to an Asset Purchase Agreement, dated May 26, 2005, between VRB Power Systems Inc. (the 'Company') and Reliable Power Inc. (the 'Vendor'). The Company has agreed to purchase certain technology and patent rights from the Vendor.

In consideration the Company has agreed to pay US$500,000 in cash (US$250,000 on closing and US$250,000 on the earlier of December 31, 2005 or completion of an equity financing of at least US$1,000,000), and issue 3,783,115 Units to the Vendor. Each Unit is comprised of one common share and one common share purchase warrant. Three common share purchase warrants entitle the holder to purchase two additional common shares at a price of $1.05 for a period of one year.

For further information please refer to the Company's news releases dated April 26, 2005 and May 30, 2005.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: sean.curley@tsxventure.com.

Yours truly,

Sean Curley /nl

Sean Curley
Analyst
Listed Issuer Services

SC/nl
File: ::ODMA\PCDOCS\DOCP\1489902\1

Suite 2700, P.O. Box 11633, 650 West Georgia Street, Vancouver, BC Canada V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6041 www.tsx.ca


VRB Power Systems
INCORPORATED

May 20, 2005

Reliable Power Inc.
Suite 401
2300 Clarendon Blvd.
Arlington, VA
22201

Attention: Mr. John P. Venners

Dear Sirs:

Re: Acquisition of Reliable Power Inc. ("Reliable")

We refer to the letter of intent between VRB Power Systems Inc. ("VRB Power") to and Reliable dated April 19, 2005.

We confirm our mutual agreement to extend the date for execution of the Definitive Agreement referred to in the letter of intent from May 24, 2005 to June 3, 2005. We also confirm our agreement that we may proceed by way of a purchase of the assets of Reliable rather than by way of a purchase of the outstanding shares of Reliable. The terms and conditions of the asset purchase will be consistent with the terms of the letter of intent modified as necessary to reflect a purchase of assets instead of a purchase of shares.

The letter of intent as modified by this letter remains in full force and effect. If the foregoing is satisfactory to you, kindly signify your agreement with the above by signing and returning a copy of this letter to us.

Yours very truly,

VRB POWER SYSTEMS INC.

Vince Sorace
President

Confirmed and agreed this 23rd day of May, 2005

RELIABLE POWER INC.

John P. Venners

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com


VRB Power Systems
INCORPORATED


RECEIVED
2005 JUN -1 P 1:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 25, 2005

TSX Venture Exchange
P.O. Box 11633
#2700, 650 West Georgia St.
Vancouver, BC, V6B 4N9

Attention: Sean Curley

Dear Sean Curley

Re: VRB Power Systems Inc. ("VRB Power") and Reliable Power Inc. ("Reliable") – Submission No. 103236

Further to our letter of May 9, 2005, we enclose an amended Form 5C. This transaction has been amended to an asset purchase rather than a purchase by VRB Power of the shares of Reliable from the Reliable shareholders. VRB Power will now be purchasing the technology and patent license to Sumitomo Electric Industries ("SEI") technology from Reliable Power Inc. In support of this amendment we enclose the following:

1. Form 5C-Amended duly completed and signed by VRB Power; and
2. Extension of the letter of intent dated April 19, 2005.

We look forward to your conditional approval in due course.

Yours truly,

VRB POWER SYSTEMS INC.

Keri-Anne Coll

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com


TSX venture
EXCHANGE
TSX

FORM 5C - AMENDED
TRANSACTION SUMMARY FORM

Re: VRB Power Systems Inc. (the "Issuer").

Trading Symbol: VRB.

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated April 26, 2005.

3. The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows: Acquisition of a technology and patent license to Sumitomo Electric Industries ("SEI") technology from Reliable Power Inc. ("Reliable")

4. The date, parties to and type of agreement (eg: sale or option) are as follows: Letter of Intent dated April 19, 2005 between VRB Power and Reliable Power Inc., amended and extended on May 25, 2005. VRB Power and Reliable will enter into a more comprehensive Asset Purchase Agreement which will supersede the Letter of Intent dated April 19, 2005/May 25, 2005. In accordance with Policy 5.3 section 5, the executed Asset Purchase Agreement will be provided to the TSXV in order to obtain final approval of this transaction.

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows: Total purchase price is US$3,000,000 payable as follows: US$250,000 in cash on closing date; US$250,000 in cash on the earlier of December 31, 2005 or completion by VRB Power of an equity financing of at least US$1,000,000 in 2005; and US$2,500,000 by issuance of units of VRB Power to Reliable. Each unit will be comprised of one common share plus one common share purchase warrant. Three common share purchase warrants will entitle the holder to acquire two VRB Power common shares for a period of one year. Pricing of the shares will be determined by a 10 day trailing average prior to completion. Pricing of the share purchase warrants will be fixed at a 25% premium above the deemed share purchase price. A majority of the shares will be subject to a contractual one year hold period and released 25% quarterly thereafter. The balance will be subject to a contractual six month hold period. The purchase price of Reliable Power may increase by up to $350,000 USD, payable in common shares, if certain ongoing negotiations regarding royalty rates and extended exclusivity provisions are successful.

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Reliable	Equivalent of US$2,500,000 in units of VRB Power as described in section 5 above	N/A

7. The transaction is not a Non Arm's Length Party Transaction as defined in *Policy 1.1 – Interpretation* or, if the transaction is a Non Arm's Length Party Transaction, the details of the relationship between the Issuer and the other party are as follows: N/A

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows: Malcolm T. Jacques, John P. Venners, James Burwell, Power Solutions, Sumitomo Corporation (Tokyo)

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer which have not been publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Expedited Acquisitions, as defined in *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets*, of the Issuer during the preceding 6 months are as follows: N/A

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder): N/A

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A

15. The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

16. If the transaction is a Non Arm's Length Party Transaction, as defined in *Policy 1.1 – Interpretation*, disclose: N/A

    (a) which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction; and

    (b) if the transaction is subject to *Policy 5.9 – Insider Bids, Business Combinations and Related Party Transactions*, how compliance will be made with the applicable valuation and shareholder approval requirements of that Policy. ______

    ____

17. If the transaction forms part of a COB or RTO, the relevant terms of the COB or RTO are as follows: N/A

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in Items 4, 6, 7, 8, 13 and 16, as applicable, in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: May 25, 2005

____
Signature of authorized signatory

Vince Sorace
Print name of signatory

President and Director
Official capacity


TSX venture
EXCHANGE

July 20, 2005

Via FAX: 604-689-1288

Gordon J. Fretwell Law Corporation
1780 – 400 Burrard Street
Vancouver, BC
V6C 3A6

Attention: Tracy Hansen

Dear Sirs\Mesdames:

Re: VRB POWER SYSTEMS INC. ("VRB")
Private Placement-Brokered – Submission #104919

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced June 28, 2005 and July 4, 2005:

Number of Shares: 14,167,000 special warrants*

Purchase Price: $0.72 per special warrant

Number of Placees: 28 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
Marc Murnaghan	P	100,000
Susan Streeter	P	97,000
Roger Poirier	P	300,000
Winston Bennett	P	10,000
David Anderson	P	10,000
Excalibur Limited Partnership	P	556,000
Acuity Investment Management ITF Acuity Clean Environment Equity	P	1,200,000
Acuity Investment Management ITF Acuity Clean Environment Equity	P	300,000
Acuity Investment Management ITF Acuity Clean Environment Equity	P	100,000

VRB Power Reliable Power asset acquisition

VRB Power Systems Inc — VRB
Shares Issued: 94,418,108 — May 30 Close 0.88
30 May 30 2005 — Property Agreement

The TSX Venture Exchange has accepted for filing documentation with respect to an asset purchase agreement, dated May 26, 2005, between VRB Power Systems Inc. and Reliable Power Inc. (the vendor). The company has agreed to purchase certain technology and patent rights from the vendor. In consideration, the company has agreed to pay $500,000 (U.S.) in cash, $250,000 (U.S.) on closing and $250,000 (U.S.) on the earlier of Dec. 31, 2005, or completion of an equity financing of at least $1-million (U.S.), and issue 3,783,115 units to the vendor. Each unit comprises one common share and one common share purchase warrant. Three common share purchase warrants entitle the holder to purchase two additional common shares at a price of $1.05 for a period of one year. For further information please refer to news in Stockwatch on April 26, 2005, and May 30, 2005.

Case Wayne Arthur; Gerry Albert Cleve; Hennessy Timothy; Mayberry Brian R; Sorace Vincent M
Address: Suite 1645 - 701 Georgia St W, Vancouver, BC, V7Y 1C6
Phone: 604 697 8820 Fax: 604 681 4923


1.35
1.20
1.05
0.90
500m
Dec
Jan
Feb
Mar
Apr
May
2004
2005
VRB

Agents:	Sprott Securities Inc., Fraser Mackenzie Limited and Loewen, Ondaatje McCutcheon Ltd.
Agents' Fee:	$663,015 plus 708,350 special warrants exercisable into one compensation warrant, each compensation warrant exercisable for one common share at $0.80 for a period of eighteen months from closing is payable to the Agents.
Finder's Fee:	$51,001.20 payable to Neal and Company Consulting Limited

*In the event that a short form prospectus is not receipted within 90 days of closing of this financing, each special warrant will thereafter entitle the holder to receive, at no additional cost, 1.1 common shares instead of one common share.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Senior Analyst
Listed Issuer Services

CC\nl

Cc: VRB Power Systems Inc.

File: ::ODMA\PCDOCS\DOCP\1515387\1

sent w/ cheque July 21/05

Form 45-103F4
Report of Exempt Distribution

Issuer Information

1. State the full name address and telephone number of the issuer of the security distributed. Include former name if name has changed since lat report. If this report is filed by a vendor other than the issuer, also state the full name and address of the vendor.

VRB Power Systems Inc. Tel: (604) 697-8820
Suite 1645 – 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

2. State whether the issuer is or is not a reporting issuer, and if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia, Alberta and Ontario.

Details of Distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 12, 2005

4. For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed, If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

14,167,000 special warrants at a price of $0.72 per special warrant. Each Special Warrant entitles the holder thereof to acquire, upon deemed exercise thereof, without additional payment, one common share in the capital of the Issuer.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below:

Each jurisdiction where purchasers reside	*Price per security (Cdn$)*	*Total dollar value raised from purchasers is the jurisdiction (Cdn$)*
Ontario	$0.72 per special warrant	Cdn$ 7,285,104
Manitoba	$0.72 per special warrant	Cdn$ 1,904,256
International	$0.72 per special warrant	Cdn$ 705,600
United States	$0.72 per special warrant	Cdn$ 305,280
Total dollar value of distribution in all jurisdictions (Cdn$)		**Cdn$ 10,200,240**

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non reporting issuers must also give the telephone number and email address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commission or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	*Number and type of securities purchased*	*Total purchase price (Cdn$)*	*Exemption relied on*
The Great-West Life Assurance Company 100 Osborne Street North, 2C Winnipeg, Manitoba R3C 3A5	2,457,600 special warrants	$1,769,472.00	Part 5 of MI 45-103
The Great-West Life Assurance Company 100 Osborne Street North, 2C Winnipeg, Manitoba R3C 3A5	152,700 special warrants	$109,944.00	Part 5 of MI 45-103
The Great-West Life Assurance Company 100 Osborne Street North, 2C Winnipeg, Manitoba R3C 3A5	34,500 special warrants	$24,840.00	Part 5 of MI 45-103

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.
2. If distributions have not occurred within 10 days of each other, separate reports must be filed.
3. In order to determined the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set our in item 5 of this report.


TSX venture
EXCHANGE
TSX

FORM 2A
PERSONAL INFORMATION FORM

Where an individual has submitted a Personal Information Form ("PIF") to the TSX Venture Exchange, a division of TSX Venture Exchange Inc. (referred to as the "Exchange") within the last 12 months and the information has not changed, a Declaration Form may be completed in lieu of this PIF. Otherwise, this PIF is to be completed by every individual who:

(a) is or becomes an officer, director or insider (as defined pursuant to securities legislation) of an issuer listed on the Exchange (referred to as an "Issuer");

(b) is or will be a promoter or providing investor relations, promotion or market maintenance services for the Issuer or to any of its securityholders;

(c) beneficially owns or controls, directly or indirectly, securities representing more than 10 percent of the voting rights attached to all outstanding voting securities of the Issuer;

(d) where a securityholder referred to in paragraph (c) is not an individual, any director, officer or insider of that securityholder;

(e) is an individual requested by the Exchange to complete a PIF; or

(f) is an individual requested by a securities regulatory authority (referred to as an "SRA"), as defined below, to complete a PIF.

General Instructions On How To Complete This PIF:

The Form The Exchange requires an originally completed PIF and two photocopies of the original. **No facsimiles will be accepted.** Each PIF must be signed and initialled where necessary manually, not mechanically or electronically. The SRA will accept a copy of the PIF if an original was submitted to the Exchange. Otherwise, the SRA will require an originally completed PIF.

In all cases, the Consent for Disclosure of Criminal Record Information, which is attached as Exhibit 1, must be completed.

Foreign Residents Persons submitting a PIF who reside outside of Canada may be required to complete and submit additional forms and information. Please contact the Exchange and the SRA for further information.

Disclosure Failure to fully disclose any information required by this PIF or false or misleading disclosures may result in the disqualification of an individual from involvement with the Issuer and/or other issuers.

Processing Delays Failure to respond to all questions accurately and completely may result in the return of the PIF, may delay the processing of the related application of the Issuer and may result in the denial of the Issuer's application.

All Questions **All questions must have a response.** The Exchange and the SRA will not accept the response of "N/A" or "Not Applicable" for any questions, <u>except</u> Questions 1(B), 2B(iii) and 5.


TSX venture
EXCHANGE
TSX

1. A. IDENTIFICATION OF INDIVIDUAL COMPLETING FORM

LAST NAME(S)	FIRST NAME(S)	MIDDLE NAME(S) (If none, please state)
Lepp	Gary	Donald
NAME(S) MOST COMMONLY KNOWN BY:		
Gary Lepp		
NAME OF ISSUER (State the name of the Issuer that is listed or that has applied to list on the Exchange)		
VRB Power Systems, Inc.		

PRESENT or PROPOSED POSITION(S) WITH THE ISSUER – check (√) all positions below that are applicable.	(√)	IF DIRECTOR / OFFICER DISCLOSE THE DATE ELECTED / APPOINTED			IF OFFICER – PROVIDE TITLE IF OTHER – PROVIDE DETAILS
		Month	Day	Year	
Director					
Officer	✓	August	08	2005	VP of Operations
Insider					
Other					

B.

Other than the name given in Question 1A above, provide any legal names, assumed names or nicknames under which you have carried on business or have otherwise been known, including information regarding any name change(s) resulting from marriage, divorce, court order or any other process. Use an attachment if necessary.	FROM		TO	
	MM	YY	MM	YY

C.

GENDER		DATE OF BIRTH			PLACE OF BIRTH		
		Month (e.g. May)	Day	Year	City	Province/State	Country
Male	✓	January	31	1959	Lethbridge	Alberta	Canada
Female							

Questions 6 to 9 Please check (√) in the appropriate space provided. If your answer to any of questions 6 to 9 is "YES", you must, in an attachment, provide complete details, including the circumstances, relevant dates, names of the parties involved and final disposition, if known. **Any attachment must be initialled by the Notary Public and the person completing this PIF.** Responses must consider all time periods.

CAUTION

An individual who makes a false statement by statutory declaration commits an offence under securities legislation and an indictable offence under the *Criminal Code* (Canada). The indictable offence is punishable by **imprisonment** for a term not exceeding **fourteen years**. Steps may be taken to verify the answers you have given in this PIF, including verification of information relating to any previous criminal record.

DEFINITIONS

Capitalized terms not defined herein are as defined in the TSX Venture Exchange Corporate Finance Manual.

"Offence" An offence includes:

- a summary conviction or indictable offence under the *Criminal Code* (Canada);
- a quasi-criminal offence (for example under the *Income Tax Act* (Canada), the *Immigration Act* (Canada) or the tax, immigration, drugs, firearms, money laundering or securities legislation of any jurisdiction; or
- a misdemeanour or felony under the criminal legislation of the United States of America, or any state or territory therein or an offence under the criminal legislation of any other jurisdiction.

NOTE: **If you have received a pardon under the *Criminal Records Act (Canada)* and it has not been revoked, you must disclose the pardoned offence in this PIF. In such circumstances:**

(a) **the appropriate written response would be "Yes, pardon granted on (date)," and**

(b) **you must provide complete details in an attachment to this PIF.**

"Proceedings" means:

(a) a civil or criminal proceeding or inquiry before a court,

(b) a proceeding before an arbitrator or umpire or a person or group of persons authorized by law to make an inquiry and take evidence under oath in the matter,

(c) a proceeding before a tribunal in the exercise of a statutory power of decision making where the tribunal is required by law to hold or afford the parties to the proceeding an opportunity for a hearing before making a decision, or

(d) a proceeding before a self-regulatory organization authorized by law to regulate the operations and the standards of practice and business conduct of its members and their representatives, in which the self-regulatory organization is required under its by-laws or rules to hold or afford the parties the opportunity for a hearing before making a decision, but does not apply to a proceeding in which one or more persons are required to make an investigation and to make a report, with or without recommendations, if the report is for the information or advice of the person to whom it is made and does not in any way bind or limit that person in any decision the person may have the power to make;

"securities regulatory authority" (or "SRA") means a body created by statute in any jurisdiction to administer securities law, regulation and policy (e.g. securities commission), but does not include an exchange or other self regulatory organization;

"self regulatory organization" means (a) a stock, commodities, futures or options exchange; (b) an association of investment, securities, mutual fund, commodities, or future dealers; (c) an association of investment counsel or portfolio managers; (d) an association of other professionals (e.g. legal, accounting, engineering); and (e) any other group, institution or self-regulatory entity, recognized by a securities regulatory authority, that is responsible for the enforcement of rules, disciplines or codes under any applicable legislation, or considered a self regulatory organization in another country.

D.

MARITAL STATUS	FULL NAME OF SPOUSE - include common-law	OCCUPATION OF SPOUSE
Married	Julie Marie Florence Boisvert	Professional Engineer

E.

TELEPHONE AND FACSIMILE NUMBERS AND E-MAIL ADDRESS			
RESIDENTIAL	(604) 929-9434	FACSIMILE	(604) 247-3313
BUSINESS	(604) 247-3307	E-MAIL	glepp@vrbpower.com

F.

RESIDENTIAL HISTORY - Provide all residential addresses for the past 10 YEARS starting with your current principal residential address. If you are unable to correctly identify the complete residential address for a period, which is beyond five years from the date of completion of this PIF, the municipality and province or state and country must be identified. The Exchange reserves the right to require the full address.

STREET ADDRESS, CITY, PROVINCE/STATE, COUNTRY & POSTAL/ZIP CODE	FROM							TO			
	MM		YY		MM		YY	
3990 Frames Place, North Vancouver, BC, Canada, V7G2M4	0	3	9	3	0	8	0	5

2. CITIZENSHIP

A.

CANADIAN CITIZENSHIP	YES	NO
(i) Are you a Canadian Citizen?	✓	
(ii) Are you a person lawfully in Canada as an immigrant but are not yet a Canadian citizen?		✓
(iii) If "Yes" to Question 2A(ii), the number of years of continuous residence in Canada:		

B.

OTHER CITIZENSHIP	YES	NO
(i) Do you hold citizenship in any country other than Canada?		✓
(ii) If "Yes" to Question 2B(i), the name of the country(s):		
(iii) Please provide U.S. Social Security number, where you have such a number		

3. EMPLOYMENT HISTORY

Provide your employment history for the 10 YEARS immediately prior to the date of this PIF starting with your current employment. Use an attachment if necessary.

EMPLOYER NAME	EMPLOYER ADDRESS	POSITION HELD	FROM		TO	
			MM	YY	MM	YY
Ballard Power Systems	9000 Glenlyon Parkway, Burnaby BC, Canada, V5J 5J9	Sr. Mechanical Engineer	09	94	12	96
Ballard Generation Systems	4242 Phillips Ave, Unit C, Burnaby, BC V5A 2X2	Director, Product Development	12	96	01	02
Ballard Power Systems	9000 Glenlyon Parkway, Burnaby BC, Canada, V5J 5J9	Director, Advanced Systems	01	02	04	04

4. POSITIONS WITH OTHER ISSUERS

		YES	NO
A.	While you were a director, officer or insider of an issuer, did any exchange or self-regulatory organization ever refuse approval for listing or quotation of that issuer (including a listing resulting from a Qualifying Transaction, Reverse Take Over, Backdoor Listing or change of business)? If yes, attach full particulars.		✓
B.	Has your employment in a sales, investment or advisory capacity with any firm or company engaged in the sale of real estate, insurance or mutual funds ever been terminated for cause?		✓
C.	Has a firm or company registered under the securities laws of any jurisdiction as a securities dealer, broker, investment advisor or underwriter, suspended or terminated your employment for cause?		✓
D.	Are you or have you during the last 10 years ever been a director, officer, promoter, insider or control person for any reporting issuer?		✓

E. **If "YES" to 4D above, provide the names of each reporting issuer. State the position(s) held and the period(s) during which you held the position(s). Use an attachment if necessary.**

NAME OF REPORTING ISSUER	POSITION(S) HELD	MARKET TRADED ON	FROM		TO	
			MM	YY	MM	YY

5. EDUCATIONAL HISTORY

A. **PROFESSIONAL DESIGNATION(S) - Provide any professional designation held and professional associations to which you belong. For example, Barrister & Solicitor, C.A., C.M.A., C.G.A., P.Eng., P.Geol., and CFA, etc. and indicate which organization and the date the designations were granted.**

PROFESSIONAL DESIGNATION And MEMBERSHIP NUMBER	GRANTOR OF DESIGNATION And JURISDICTION	DATE GRANTED			ACTIVE?	
		MM	DD	YY	YES	NO
P.Eng, License #15606	Association of Professional Engineers and Geologists, British Columbia	11	05	86	✓	

B. **Provide your post-secondary educational history starting with the most recent:**

SCHOOL	LOCATION	DEGREE OR DIPLOMA	DATE OBTAINED					
			MM		DD		YY	
UBC	Vancouver, BC, Canada	M.A.Sc.	0	5			8	6
UBC	Vancouver, BC, Canada	B.A.Sc.	0	5			8	2

6. **OFFENCES** - If you answer "YES" to any item in Question 6, you must provide complete details in an attachment.

		YES	NO
A.	Have you ever pled guilty to or been found guilty of an offence?		✓
B.	Are you the subject of any current charge, indictment or proceeding for an offence?		✓
C.	To the best of your knowledge, are you or have you **ever** been a director, officer, promoter, insider, or control person of an issuer, in any jurisdiction, at the time of events, where the issuer:		
	(i) has ever pled guilty to or been found guilty of an offence?		✓
	(ii) is the subject of any current charge, indictment or proceeding for an offence?		✓

7. **BANKRUPTCY** - If you answer "YES" to any item in Question 7, you must provide complete details in an attachment and attach a copy of any discharge, release or other applicable document.

		YES	NO
A.	Have you, in any jurisdiction, within the past **10 years** had a petition in bankruptcy issued against you, made a voluntary assignment in bankruptcy, made a proposal under any bankruptcy or insolvency legislation, been subject to any proceeding, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to manage your assets?		✓
B.	Are you now an undischarged bankrupt?		✓
C.	To the best of your knowledge, are you or have you **ever** been a director, officer, promoter, insider, or control person of an issuer, in any jurisdiction, at the time of events, or for a period of 12 months preceding the time of events, where the issuer:		
	(i) has made a petition in bankruptcy, a voluntary assignment in bankruptcy, a proposal under any bankruptcy or insolvency legislation, been subject to any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to manage the issuer's assets?		✓
	(ii) is now an undischarged bankrupt?		✓

8. **PROCEEDINGS** - If you answer "YES" to any item in Question 8, you must provide complete details in an attachment.

		YES	NO
A.	**CURRENT PROCEEDINGS BY SECURITIES REGULATORY AUTHORITY OR SELF REGULATORY ORGANIZATION: Are you now, in any jurisdiction, the subject of:**		
	(i) a notice of hearing or similar notice issued by an SRA?		✓
	(ii) a proceeding or to your knowledge, under investigation, by an exchange or other self regulatory organization?		✓
	(iii) settlement discussions or negotiations for settlement of any nature or kind whatsoever with an SRA or any self regulatory organization?		✓

		YES	NO
B.	**PRIOR PROCEEDINGS BY SECURITIES REGULATORY AUTHORITY OR SELF REGULATORY ORGANIZATION. Have you <u>ever</u>:**		
(i)	been reprimanded, suspended, fined, been the subject of an administrative penalty, or otherwise been the subject of any disciplinary proceedings of any kind whatsoever, in any jurisdiction, by an SRA or self regulatory organization?		✓
(ii)	had a registration or licence for the trading of securities, exchange or commodity futures contracts, real estate, insurance or mutual fund products cancelled, refused, restricted or suspended?		✓
(iii)	been prohibited or disqualified under securities, corporate or any other legislation from acting as a director or officer of a reporting issuer?		✓
(iv)	had a cease trading or similar order issued against your or an order issued against you that denied you the right to use any statutory prospectus or registration exemption?		✓
(v)	had any other proceeding of any nature or kind taken against you?		✓

C.	**SETTLEMENT AGREEMENT(S)**		
	Have you ever entered into a settlement agreement with a SRA, self regulatory organization, attorney general or comparable official or body, in any jurisdiction, in a matter that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading in securities or exchange or commodity futures contracts, illegal distributions, failure to disclose material facts or changes or similar conduct, or any other settlement agreement with respect to any other violation of securities legislation or the rules of any self regulatory organization?		✓

D.	**To the best of your knowledge, are you now or have you <u>ever</u> been a director, officer, promoter, insider, or control person of an issuer at the time of such event, in any jurisdiction, for which a securities regulatory authority or self regulatory organization has:**		
(i)	refused, restricted, suspended or cancelled the registration or licensing of an issuer to trade securities, exchange or commodity futures contracts, or to sell or trade real estate, insurance or mutual fund products?		✓
(ii)	issued a cease trade or similar order or imposed an administrative penalty of any nature or kind whatsoever against the issuer, other than an order for failure to file financial statements that was revoked within 30 days of its issuance?		✓
(iii)	refused a receipt for a prospectus or other offering document, denied any application for listing or quotation or any other similar application, or issued an order that denied the issuer the right to use any statutory prospectus or registration exemptions?		✓
(iv)	issued a notice of hearing, notice as to a proceeding or similar notice against the issuer?		✓
(v)	taken any other proceeding of any nature or kind against the issuer, including a trading halt, suspension or delisting of the issuer (other than in the normal course for proper dissemination of information, pursuant to a Reverse Take-Over, Backdoor Listing or similar transaction)?		✓
(vi)	entered into a settlement agreement with the issuer in a matter that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading in securities or exchange or commodity futures contracts, illegal distributions, failure to disclose material facts or changes or similar conduct by the issuer, or involved in any other violation of securities legislation or a self regulatory organization's rules?		✓

9. CIVIL PROCEEDINGS - If you answer "YES" to any item in Question 9, you must provide complete details in an attachment.

		YES	NO
A.	**JUDGMENT, GARNISHMENT AND INJUNCTIONS** **Has a court in any jurisdiction:**		
(i)	rendered a judgment, ordered garnishment or issued an injunction or similar ban (whether by consent or otherwise) against you in a claim based in whole or in part on fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
(ii)	rendered a judgment, ordered garnishment or issued an injunction or similar ban (whether by consent or otherwise) against an issuer, for which you are currently or have ever been a director, officer, promoter, insider or control person, in a claim based in whole or in part on fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
B.	**CURRENT CLAIMS**		
(i)	Are you now subject, in any jurisdiction, of a claim that is based in whole or in part on actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
(ii)	To the best of your knowledge, are you currently or have you ever been a director, officer, promoter, insider or control person of an issuer now subject, in any jurisdiction, of a claim that is based in whole or in part on actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
C.	**SETTLEMENT AGREEMENT**		
(i)	Have you ever entered into a settlement agreement, in any jurisdiction, in a civil action that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
(ii)	To the best of your knowledge, are you currently or have you ever been a director, officer, promoter, insider or control person of an issuer that has entered into a settlement agreement, in any jurisdiction, in a civil action that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓

STATUTORY DECLARATION

I, Gary Donald Lepp hereby solemnly declare that:
(Please Print - Name of Individual)

(a) I have read and understood the questions, cautions, acknowledgement and consent in this PIF, and the answers I have given to the questions in this PIF and in any attachments to it are true and correct, except where stated to be to the best of my knowledge, in which case I believe the answers to be true;

(b) I have read and understand the Personal Information Collection Policy of the Exchange attached hereto as Exhibit 2 as well as the SRA's Notice of Collection, Use and Disclosure of Personal Information by Securities Regulatory Authorities attached hereto as Exhibit 3 (collectively, the "PIF Collection Policy").

(c) I consent to the collection, use and disclosure of the information in this PIF and any further personal information collected, used and disclosed as set out in the PIF Collection Policy;

(d) I hereby agree to (i) submit to the jurisdiction of the Exchange and to Market Regulation Services Inc. and any successor or assignee of either of them, and wherever applicable, the directors and committees thereof, and (ii) be bound by and comply with all applicable rules, policies, rulings and regulations of the Exchange (collectively, the "Exchange Requirements");

(e) I agree that any acceptance, approval or other right granted by the Exchange may be revoked, terminated or suspended at any time in accordance with the then applicable Exchange Requirements. In the event of any revocation, termination or suspension, I agree to immediately terminate my association or involvement with any issuer to the extent required by the Exchange. I agree not to resume my association or involvement, except with the prior written approval of the Exchange;

(f) This declaration and the rights and powers of the Exchange pursuant to the Exchange Requirements shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein, without regard to conflict of law principles;

(g) I acknowledge and agree that this declaration may be assigned or transferred by the Exchange to any person without providing me with notice or obtaining my consent and that this declaration shall thereafter continue to be binding on me and may be enforced against me by any such assignee or transferee. I understand that I am prohibited from transferring or assigning this declaration or any acceptance, approval or other right granted by the Exchange;

(h) I understand that where I am providing this form to a SRA, I am under the jurisdiction of the SRA to which I submit this form, and it is a breach of securities legislation to provide false or misleading information to the SRA;

(i) I make this solemn declaration conscientiously believing it to be true and knowing it is of the same legal force and effect as if made under oath and under the *Canada Evidence Act*.

[signature]
Signature of Person Completing this Form

DECLARED before me at ~~Vancouver~~ Richmond in the Province (or State) of

British Columbia this ~~9th~~ 11th day of August, 2005
(Province or State) (Day) (Month) (Year)

[signature]
Signature of Notary Public

Seal or Stamp of Notary Public
BARRISTER & SOLICITOR
#1 - 11575 BRIDGEPORT ROAD
RICHMOND, BC V6X 1T5
PHONE: (604) 273-9111

My Appointment Expires: N/A

***Note:**
THIS PIF MUST BE DECLARED BEFORE A PERSON WHO IS A NOTARY PUBLIC IN AND FOR THE JURISDICTION IN WHICH IT IS DECLARED UNLESS THAT JURISDICTION DOES NOT HAVE NOTARIES, IN WHICH CASE THIS PIF MUST BE DECLARED BEFORE A LAWYER IN THAT JURISDICTION, OR OTHER PERSON THAT SATISFIES THE REQUIREMENTS SET OUT IN THE CANADA EVIDENCE ACT.

EXHIBIT 1: CONSENT FOR DISCLOSURE OF CRIMINAL RECORD INFORMATION

PURPOSE: Criminal records are scrutinized by market regulators when conducting background checks, verifying the information the Subject has provided, conducting investigations and enforcement proceedings, and performing other investigations as required to ensure compliance with the various regulations, statutes, rules, by-laws and policies governing the conduct and integrity of the capital markets and trading activity taking place therein.

Surname	Given Name	Middle Name(s)	*Date of Birth*		
Lepp	Gary	Donald	*Yyyy* 1959	*Mm* 01	*Dd* 31
Maiden Name or Other Names used (if applicable)(all legal names in lifetime)			*Gender* ☑Male ☐ Female		
Current Mailing Address (number, street, apt, lot, concession, township, rural route #, city, postal code) 3990 Frames Place, North Vancouver, BC, V7G 2M4					
Driver's License Number 2905588					
Occupation VP, Operations					

CONSENT This consent is given pursuant to all applicable information and privacy statutes.
As evidenced by my signature below, I, the undersigned, hereby acknowledge and provide my express consent to the disclosure by the Ontario Provincial Police (OPP) of records of criminal code convictions for which a pardon has not been granted, records of discharges which have not been removed from the CPIC system in accordance with the Criminal Records Act, and records of outstanding charges which the OPP is aware, to the entities listed below (referred to as "the market regulators") and to the collection, use, disclosure and retention of the OPP-provided information by any one of those market regulators to the other market regulators listed, for the purposes and in the manner set out in this form. This consent relates to Market Regulation Services Inc.; the entities which have retained Market Regulation Services Inc. as their regulation services provider and their authorized personnel; self-regulatory organizations; securities commissions; governmental agencies undertaking criminal or investigative functions; organizations in which any of these are members, affiliates, participants or have a similar capacity; entities which have entered into an agreement with Market Regulation Services Inc. related to the co-ordination or monitoring and enforcement of rules governing the trading of securities on a marketplace in Canada or a market in any other jurisdiction and each of the subsidiaries, affiliates, regulators and authorized agents of any person or entity described herein.

The information will be retained by the market regulators in their databases in a secure environment and is updated from time to time. The market regulators collect, use, disclose and retain the OPP-provided information and allow its use by other market regulators only for purposes set out above or as required by law. Employees of the market regulators who have access to your information are made aware of how to keep it confidential.

FINGERPRINT VERIFICATION

If I deny a criminal record, I may present myself to the appropriate police agency in my jurisdiction for fingerprint verification, as the person with a record will have had fingerprints taken. No other defence is accorded me.

RELEASE

I hereby release and forever discharge Her Majesty the Queen in right of Ontario, the Commissioner of the Ontario Provincial Police and Market Regulation Services Inc. and any or all of their respective members, directors, officers, employees, servants, and agents, including their successors and assigns, from any and all actions, claims and demands for damages, loss or injury howsoever arising which may hereafter be sustained by myself as a result of the disclosure of information by the OPP to Market Regulation Services Inc. or the disclosure by Market Regulation Services Inc. to a market regulator as defined.

Subject Signature: [signature] **Date:** 11 Aug 05

INFORMATION CONTACT FOR QUESTIONS PERTAINING TO THE COMPLETION OF EXHIBIT 1:

Name: James Manderville PHONE#: 416-646-7233

Organization: Market Regulation Services Inc. FAX#: 416-646-7259

Collection, Use and Disclosure

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the TSX Venture Exchange (collectively referred to as "TSX") collect the information (which may include personal, confidential, non-public, criminal or other information) in the Personal Information Form and in other forms that are submitted by you and/or by the Issuer or an entity applying to be an Issuer and use it for the following purposes (the "object of the file"):

- to conduct background checks,
- to verify the information that has been provided about you,
- to consider your suitability to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of an entity applying to be an issuer or an issuer,
- to consider the eligibility of an applicant to be an issuer,
- to detect and prevent fraud,
- to conduct enforcement proceedings, and
- to perform other investigations as required by and to ensure compliance with the Exchange Requirements, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, TSX also collects additional information about you from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The information TSX collects about you may also be disclosed to these agencies and organizations or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above.

TSX may from time to time use third parties to process information and/or provide other administrative services. In this regard, we may share the information with our carefully selected service providers.

If you fail to accurately complete the PIF or to consent to this PIF Collection Policy, we may (i) refuse to allow you to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant of an Issuer, (ii) refuse to allow an applicant to be listed as an Issuer, and/or (iii) refuse to accept a transaction proposed by an Issuer.

Security

The personal information that is retained by TSX is kept in a secure environment and is updated from time to time. Only those employees of TSX who require access to your information in order to accomplish the purposes identified above, will be given access to your file. Employees of TSX who have access to your information are made aware of how to keep it confidential.

Accuracy

Information about you maintained by TSX that is identified by you as inaccurate or obsolete will be replaced or removed, as applicable.

Questions

If you wish to consult your file or make corrections to it or if you have any questions or enquiries with respect to the privacy principles outlined above or about our practices, please send a written request to: *Chief Privacy Officer, TSX Group, The Exchange Tower, 130 King Street West, Toronto, Canada, M5X 1J2.*

EXHIBIT 3: Notice of Collection, Use and Disclosure of Personal Information by Securities Regulatory Authorities

The Alberta and British Columbia Securities Commissions (the "Commissions") collect the personal information in the Personal Information Form and use it in the administration and enforcement of the securities legislation in Alberta and British Columbia governing the conduct and protection of the public markets in Canada (the "provincial securities legislation"). The Commissions do not make any of the information provided in the PIF public under provincial securities legislation.

By submitting this information you consent to the collection by the Commissions of the personal information provided in the PIF, and any other records and information about you from any other source, including, but not limited to, police records, information from other government or non-governmental regulatory authorities, self-regulatory organizations, exchanges, quotation and trade reporting systems, law enforcement agencies, private bodies, agencies, individuals, corporations, and other organizations in any jurisdictions, credit records and employment records as may be necessary for the Commissions to carry out their duties and exercise their powers under provincial securities legislation.

You understand that in carrying out those duties and exercising those powers, the Commissions will use the information in the PIF, and any other information about you from any other source, including those listed above, to conduct background checks, verify the information you have provided, perform investigations and conduct enforcement proceedings as required by and to ensure compliance with provincial securities legislation.

You also understand that the information the Commissions collect about you may also be disclosed to the sources listed above, as permitted by law, and those entities may use it in their own investigations for the purposes described above. The Commissions may also use a third party to process information, but when this happens, the third party will be carefully selected and obligated to comply with the limited use restrictions described above and with provincial and federal privacy legislation.

Warning: It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Questions
If you have any questions about the collection, use, and disclosure of the information you provide to the Commissions, you may contact the Commissions in the jurisdiction in which the required information is filed, at the address or telephone number listed below.

Information Officer
British Columbia Securities Commission
Telephone: (604) 899-6854
E-mail: inquiries@bcsc.bc.ca

Information Officer
Alberta Securities Commission
Telephone: (403) 297-6454
E-mail: inquiries@seccom.ab.ca


VRB Power Systems
INCORPORATED

August 11, 2005

TSX Venture Exchange
Vancouver Office
P.O. Box 11633
#2700, 650 West Georgia St.
Vancouver, BC V6B 4N9

Attention: Corporate Finance Services Department

APPLICATION FOR GRADUATION OF VRB POWER SYSTEMS INC. TO TIER 1 ISSUER

Please accept the following covering letter and supporting documentation as an application for graduation of VRB Power Systems Inc. ("VRB Power") from a Tier 2 Issuer to a Tier 1 Issuer. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and as a Tier 2 Issuer under the classification of a Technology or Industrial Issuer.

Overview

VRB Power is an electrochemical energy storage company, based out of Vancouver, British Columbia, that commercialized the patented Vanadium Redox Battery Energy Storage System (VRB-ESS) and also acquired the intellectual property rights comprising the Regenesys Energy Storage System (RGN-ESS). Both technologies represent a new enabling capability to effectively store electricity on demand. The VRB-ESS is a Vanadium-based redox regenerative fuel cell that converts chemical energy into electrical energy. The company is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms, creating the ability to provide "firm" capacity.

VRB Power has built two VRB-ESS installations, one for PacifiCorp in Castle Valley, Utah, and one for Hydro Tasmania on King Island in Australia. The Company is currently focused on the ongoing development of an integrated, self-contained 5kW by 4 hour VRB–ESS as well as the development of a 50kW cell stack for use in utility-scale VRB-ESS projects. To this end, the Company has leased approximately 24,000 square feet of space in Richmond, BC and is in process of constructing a manufacturing facility to produce various components used in its products.

Application

Pursuant to Section 7 of Policy 2.5 we hereby apply for graduation from Tier 2 status to Tier 1 status under the industry category Technology/Industrial Issuers. Specifically we advise as follows:

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

1. The Company intends on meeting Tier 1 MLR as follows:

Technology or Industrial Issuers	**Minimum Requirements**	**VRB Power Systems**
Net Tangible Assets	$5,000,000 (Category 2)	The Company had $12,600,000 in net tangible assets at July 31, 2005. Please refer to the unaudited management financial statements attached.
Property or Reserves	No requirement	N/A
Prior Expenditures	No requirement	N/A
Recommended Work Program	No requirement	N/A
Working Capital and Financial Resources	Adequate Financial Resources for 18 months (Category 1) Adequate Working Capital for 18 months (Category 2) under business plan and $100,000 unallocated	The Company had approx. $11,600,000 in cash at July 31, 2005 as a result of a recent financing. This is adequate to meet the Company's working capital, operational and capital requirements for at least 18 months and more than $100,000 in unallocated funds.
Earnings or Revenue	$100,000 pre-tax earnings in last year or 2 of 3 years No requirement (Category 2)	N/A
Distribution, Market Capitalization and Float	$1,000,000 held by Public Shareholders 1,000,000 free trading public shares 200 Public Shareholders with a Board Lot and no Resale Restrictions 10% Public Float 20% of Issued and outstanding shares in the hands of Public Shareholders	• The Company has over $1,000,000 held by Public Shareholders • The Company's has 92,451,223 issued and outstanding of which all shares are free trading • The Company has in excess of 200 shareholders with a Board Lot and no resale restrictions • Over 95% of the Company's I&O Shares are in the Public Float • Over 95% of the Company's I&O shares are in hands of Public Shareholders

2. Please find the following supporting documentation for your review and consideration:

- Audited financial statements for period ended June 30, 2004. The financial statements for the period ended June 30, 2005 are currently in the process of being audited.

- Management financial statements (unaudited) at July 31, 2005.
- Copies of recent Certificates of Good Standing (No Default) from BCSC, ASC and OSC
- Our cheque in the amount of $2,675 representing your fee for this application plus GST.

Should you have any questions or comments, please contact the writer.

Yours truly,
VRB POWER SYSTEMS INC.

Gavin Cooper, CA
Chief Financial Officer

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

VRB POWER SYSTEMS INC.

1645 - 701 West Georgia Street
Vancouver BC V7Y 1C6

Balance Sheet

As of July 2005

ASSETS			
Current Assets			
Cash	11,609,505.31		
Other Receivables	95,473.04		
Inventory	950,175.00		
Total Current Assets		12,655,153.35	
Fixed Assets			
Computer Equipment & Software	40,253.53		
Furniture & Equipment	29,627.93		
Leaseholds	67,939.00		
Manufacturing equipment	377,485.83		
Total Fixed Assets		515,306.29	
Other Assets			
RGN Licence Fee	316,558.00		
SEI Technology	3,669,079.00		
Patents	5,482,374.00		
Total Other Assets		9,468,011.00	
Total ASSETS			22,638,470.64
LIABILITIES			
Current Liabilities			
Accounts Payable	42,346.95		
Accrued Liabilities	163,108.00		
Due to Reliable Power	250,000.00		
Currency Exchange	57,500.00		
Payroll Withholdings	336.91		
Total Current Liabilities		513,291.86	
Total LIABILITIES			513,291.86
SHAREHOLDERS EQUITY			
Share Capital		54,476,590.70	
Contributed Surplus		2,231,777.00	
Special Warrants		9,406,223.20	
Retained Earnings		(43,327,744.16)	
Current Earnings		(661,667.96)	
Total SHAREHOLDERS EQUITY			22,125,178.78
Total Liability & Equity			22,638,470.64

VRB POWER SYSTEMS INC.

1645 - 701 West Georgia Street
Vancouver BC V7Y 1C6

Profit & Loss Statement

7/1/2005 through 7/31/2005

INCOME	104,085.01
COST OF SALES	0.00
Gross Profit	104,085.01
EXPENSES	765,752.97
Net Profit/(Loss)	(661,667.96)



British Columbia Securities Commission


RECEIVED
2006 JUN -1 P 1:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Delivered by e-mail to: info@vrbpower.com

June 14, 2005

Scan ID # 77184-4
File # X017639-4

Keri-Anne Coll
VRB Power Systems Inc.
Suite 1645 – 701 West Georgia Street
Vancouver BC V7Y 1C6

Dear Keri-Anne Coll:

Certificate under Section 77 of the *Securities Act*, RSBC 1996, c. 418

I certify that, on this date, the information on file with the British Columbia Securities Commission indicates that VRB Power Systems Inc. is:

1. a reporting issuer under the Act.

2. not in default of filing financial statements required by the Act or the *Securities Rules*, B.C. Reg. 194/97.

3. not in default of paying fees and charges prescribed by the *Securities Regulation*, B.C. Reg. 196/97.

Yours truly,

April Penn
Supervisor, Financial Reporting

File Number: B24447

Document Number: 3593292

2.1 (?)
ASX ?

CERTIFICATE OF NO-DEFAULT

Name of issuer: VRB POWER SYSTEMS INC.

1. On the basis of a review of the information filed with the Commission, the above named issuer is a reporting issuer.

2. The above named reporting issuer is not included in the list of defaulting reporting issuers maintained by the Commission under subsection 141(2) of the Act.

   A reader of this certificate is encouraged to consult ASC Policy 51-601 for further details relevant to the issuance of this certificate.

   This certificate only relates to defaults in respect of certain provisions of the Act and the regulations. It has no bearing on compliance with other provisions of securities legislation or on the financial position of the issuer.

   No person that knows or ought reasonably to know that the reporting issuer is in default may rely on this certificate.

   This certificate only applies to Alberta reporting issuers.

Dated at the City of Calgary, in the Province of Alberta,
this 14th day of June, 2005.

ALBERTA SECURITIES COMMISSION

C. Hoodke

Securities Analyst

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue Queen ouest
Toronto ON M5H 3S8

Web site: www.osc.gov.on.ca
TDX 76
CDS-OSC

CERTIFICATE UNDER SUBSECTION 72(8) OF THE SECURITIES ACT (ONTARIO)

NAME OF ISSUER: **VRB POWER SYSTEMS INC.**

The above-named issuer is included in a list of issuers known to the Commission to be reporting issuers.

The above-named reporting issuer is not included in a list of defaulting reporting issuers maintained by the Commission under subsection 72(9) of the Securities Act.

A reader of this Certificate is encouraged to consult Ontario Securities Commission Policy 51-601, which contains guidelines and other information relevant to the issuance of this Certificate.

This Certificate relates only to compliance with certain provisions of the Act and the regulations. It has no bearing on compliance with other laws or on the financial or other position of the issuer.

While the Commission uses reasonable efforts to ensure the accuracy of this Certificate, it disclaims any responsibility for any claims, demands, actions, suits, losses, costs, damages, expenses and liabilities consequent upon any inaccuracy in this Certificate.

DATED at Toronto as of this 13th day of June, 2005.

Ontario Securities Commission

Manager, Corporate Finance


TSX venture
EXCHANGE
TSX

August 15, 2005

Fax: 604-681-4923

VRB Power Systems Inc.
1645 – 701 West Georgia Street
Vancouver, BC
V7Y 1C6

COPY

Attention: Keri-Anne Coll

Dear Sirs\Mesdames:

Re: VRB POWER SYSTEMS INC. ("VRB")
Warrant Term Extension – Submission #105981

This is to confirm that TSX Venture Exchange has consented to the extension in the expiry date of the following warrants:

# of Warrants:	**2,000,000**
Original Expiry Date of Warrants:	October 15, 2005
New Expiry Date of Warrants:	July 15, 2006
Exercise Price of Warrants:	$1.15

These warrants were issued pursuant to a private placement of 2,000,000 shares with 2,000,000 share purchase warrants attached, which was accepted for filing by the Exchange effective October 20, 2004.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

Colleen Chambers
Senior Analyst
Listed Issuer Services

CC\nl

File: ::ODMA\PCDOCS\DOCP\1527748\1


TSX
TSX venture
EXCHANGE

August 15, 2005

Fax: 604-681-4923

VRB Power Systems Inc.
1645 – 701 West Georgia Street
Vancouver, BC
V7Y 1C6

Attention: Keri-Anne Coll

Dear Sirs\Mesdames:

Re: VRB POWER SYSTEMS INC. ("VRB")
Warrant Term Extension – Submission #105981

This is to confirm that TSX Venture Exchange has consented to the extension in the expiry date of the following warrants:

# of Warrants:	**2,000,000**
Original Expiry Date of Warrants:	October 15, 2005
New Expiry Date of Warrants:	July 15, 2006
Exercise Price of Warrants:	$1.15

These warrants were issued pursuant to a private placement of 2,000,000 shares with 2,000,000 share purchase warrants attached, which was accepted for filing by the Exchange effective October 20, 2004.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Senior Analyst
Listed Issuer Services

CC\nl

File: ::ODMA\PCDOCS\DOCP\1527748\1

Balance cheque sent Aug 17/05
KColl

TSX venture EXCHANGE

November 8, 2005

Via FAX: 604-689-1288

Gordon J. Fretwell Law Corporation
1780 – 400 Burrard Street
Vancouver, BC V6C 3A6

Attention: Tracy Hansen

Dear Sirs\Mesdames:

Re: VRB Power Systems Inc. (the "Company") – Submission 108322
Stock Option Plan - Rolling

TSX Venture Exchange ("Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which is set for shareholder approval at the Company's Annual General Meeting to be held on November 18, 2005. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

Please provide evidence of shareholder approval when it is obtained.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: sean.curley@tsxventure.com.

Yours truly,

Sean Curley
Analyst
Listed Issuer Services
SC/nl
Cc: VRB Power Systems Inc.
File: ::ODMA\PCDOCS\DOCP\1568734\1


TSX venture
EXCHANGE
TSX

June 28, 2005

Via FAX: 604-689-8144

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC
V6C 3B8

Attention: Doug Seppala

Dear Sir\Madame:

**Re: VRB Power Systems Inc. (the "Company") – Submission 104699
Cancellation of Escrow**

Pursuant to TSX Venture Exchange ("Exchange") Policy 5.4, this is to confirm that the Exchange has accepted the cancellation of 5,000,000 common shares of the Company currently held in escrow. The escrow holder is: VRB Power Systems Inc.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: sean.curley@tsxventure.com.

Yours truly,

Sean Curley
Analyst
Listed Issuer Services

SC/nl

cc. Vince Sorace, VRB Power Systems Inc.
Joseph Ernst, TSX Group (Toronto)

File: ::ODMA\PCDOCS\DOCP\1504264\1

TSX venture EXCHANGE

July 6, 2005

Via FAX: 604-689-1288

Gordon J. Fretwell Law Corporation
1780 – 400 Burrard Street
Vancouver, BC
V6C 3A6

Attention: Tracy Hansen

Dear Sir\Madame:

Re: VRB Power Systems Inc. (the "Company") – Submission #104919

Further to the Company's news release dated June 28, 2005 and July 4, 2005, and your notice letter dated July 5, 2005, this is to advise that the Company's proposed private placement of 14,167,000 special warrants at a price of $0.72 per special warrant is conditionally acceptable to TSX Venture Exchange (the "Exchange"). In the event the Company does not obtain a receipt for a final short form prospectus within 90 days of closing, each special warrant will entitle the holder to receive 1.1 common shares instead of one common share.

Any reduction in the above stated 90 day period will require a waiver from Exchange policy.

Please note the requirements of Policy 4.1, specifically:

- Final acceptance of the private placement is subject to the filing of the documentation required pursuant to Policy 4.1, section 1.14. It is the responsibility of the Company to determine the availability of the Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).

- The Exchange, in its discretion, may refuse to provide Final Acceptance in regard to the subscription of one or more subscribers. The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

- Shareholder approval may be required if the private placement results in a new Control Person being created.

- Upon closing, a press release must be issued by the Company, including the expiry dates of the hold period(s) for both the securities issued in the private placement, as well as any securities issued as bonuses, finders' fees or commissions in connection with the private placement.

The Exchange does not require a Filing Statement.

Financing Binder

Gordon J. Fretwell Law Corporation

July 6, 2005
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Senior Analyst
Listed Issuer Services

CC\nl
Cc: VRB Power Systems Inc.

File: ::ODMA\PCDOCS\DOCP\1507253\1

VRB Power Systems INCORPORATED

August 10, 2005

VIA COURIER

TSX Venture Exchange
Suite 2700 – 650 West Georgia Street
Vancouver, B.C., V6B 4N9

Attention: Corporate Finance Services Department

Dear Sir / Madam:

Re: VRB Power Systems Inc. (the "Company") – Warrant Extension

The Company wishes to extend the expiry period of 2,000,000 share purchase warrants that were issued in October 2004 from October 15, 2005 to July 15, 2006. In support of this application we enclose the following:

1. Form 4D duly completed and signed; and
2. the Company's cheque in the sum of $535.00 (inclusive of GST of $35.00).

We trust the above is in order. We look forward to your approval in due course.

Should you have any questions please contact the writer.

Yours truly,

VRB POWER SYSTEMS INC.

Per:

Keri-Anne Coll

Encl.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

S:\Corporate\Corporate Finance\Financings\Warrant Extension\TSX Letter P Warrent extension Aug 05.doc


TSX venture
EXCHANGE
TSX

FORM 4D

WARRANT AMENDMENT SUMMARY FORM AND CERTIFICATION

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Trading Symbol: VRB.

The following is an application to (please check the appropriate box):

Extend the term of Warrants X

Amend the price of Warrants ☐

The Issuer is a: Tier 1 Issuer ☐ Tier 2 Issuer X

---

1. Terms of Original Private Placement

(a) Number of Listed Shares issued 2,147,000 .

(b) Price Listed Shares issued at $1.15 CAD .

(c) Number of Warrants issued 2,055,000 .

(d) Date of Announcement of Private Placement October 20, 2004 .

(e) Market Price at Date of Announcement of Private Placement $0.92 .

(f) Original Warrant exercise price: Year 1 $1.15 Year 2 ______

(If applicable) Year 3 ______ Year 4 ______ Year 5 ______

(g) Original term of Warrants one year .

(h) Original expiry date of Warrants October 15 , 2005 .

(i) Percentage of Warrants held by Insiders zero .

(j) Indicate the number of Warrants, if any, which have been exercised, and the date of the exercise Nil .

2. Requested Amendments to Warrant Terms

Please complete the relevant sections below disclosing the requested amendments.

(a) Extension of Warrant term applied for:

Amended Warrant expiry date ____July 15 , 2006____ .

Adjusted Warrant exercise price Year 1 N/A Year 2 N/A

(If applicable) Year 3________ Year 4______ Year 5______

(b) Amendment of Exercise Price applied for: N/A

Amended Warrant exercise price

Year 1________ Year 2______

(If applicable) Year 3________ Year 4______ Year 5______

Is there a maximum 30 day exercise provision pursuant to section 5.3(b) of Policy 4.1? Yes ☐ No ☐

If Yes, have all of the remaining Warrant holders consented to the repricing and reduced exercise provision? Yes ☐ No ☐

If no, please explain. ____

If there is a maximum 30 day exercise provision, at what price is the provision triggered? $__________

3. Declaration

This Certification accompanies an application to the Exchange for acceptance of the Amendment of Warrant Terms (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements* in effect as of the date of this Declaration, or any deviations therefrom are disclosed in this Form; and

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

Dated AUG 10/05.

Vince Sorace
Name of Director or Senior Officer

Signature

President and Director
Official Capacity

TSX venture EXCHANGE

November 1, 2005

Fax: 604-697-8820

VRB Power Systems Inc.
1645 – 701 West Georgia Street
Vancouver, BC
V7Y 1C6

Attention: Gavin Cooper

Dear Sirs\Mesdames:

Re: VRB POWER SYSTEMS INC. ("VRB")
Company Tier Reclassification – Submission #105982

This is to confirm that in accordance with Policy 2.5, the Company has met the requirements for a Tier 1 company. Therefore, effective **November 2, 2005**, the Company's Tier classification will change from Tier 2 to:

Classification

Tier 1

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: sean.curley@tsxventure.com.

Yours truly,

Sean Curley
Analyst
Listed Issuer Services

SC/nl

File: ::ODMA\PCDOCS\DOCP\1565148\1

Simon Clarke


RECEIVED
2005 JUN -1 P 1:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


TSX venture
EXCHANGE
TSX

FORM 2A
PERSONAL INFORMATION FORM

Where an individual has submitted a Personal Information Form ("PIF") to the TSX Venture Exchange, a division of TSX Venture Exchange Inc. (referred to as the "Exchange") within the last 12 months and the information has not changed, a Declaration Form may be completed in lieu of this PIF. Otherwise, this PIF is to be completed by every individual who:

(a) is or becomes an officer, director or insider (as defined pursuant to securities legislation) of an issuer listed on the Exchange (referred to as an "Issuer");

(b) is or will be a promoter or providing investor relations, promotion or market maintenance services for the Issuer or to any of its securityholders;

(c) beneficially owns or controls, directly or indirectly, securities representing more than 10 percent of the voting rights attached to all outstanding voting securities of the Issuer;

(d) where a securityholder referred to in paragraph (c) is not an individual, any director, officer or insider of that securityholder;

(e) is an individual requested by the Exchange to complete a PIF; or

(f) is an individual requested by a securities regulatory authority (referred to as an "SRA"), as defined below, to complete a PIF.

General Instructions On How To Complete This PIF:

The Form — The Exchange requires an originally completed PIF and two photocopies of the original. **No facsimiles will be accepted.** Each PIF must be signed and initialled where necessary manually, not mechanically or electronically. The SRA will accept a copy of the PIF if an original was submitted to the Exchange. Otherwise, the SRA will require an originally completed PIF.

In all cases, the Consent for Disclosure of Criminal Record Information, which is attached as Exhibit 1, must be completed.

Foreign Residents — Persons submitting a PIF who reside outside of Canada may be required to complete and submit additional forms and information. Please contact the Exchange and the SRA for further information.

Disclosure — Failure to fully disclose any information required by this PIF or false or misleading disclosures may result in the disqualification of an individual from involvement with the Issuer and/or other issuers.

Processing Delays — Failure to respond to all questions accurately and completely may result in the return of the PIF, may delay the processing of the related application of the Issuer and may result in the denial of the Issuer's application.

All Questions — **All questions must have a response.** The Exchange and the SRA will not accept the response of "N/A" or "Not Applicable" for any questions, except Questions 1(B), 2B(iii) and 5.

Questions 6 to 9 Please check (√) in the appropriate space provided. If your answer to any of questions 6 to 9 is "YES", you must, in an attachment, provide complete details, including the circumstances, relevant dates, names of the parties involved and final disposition, if known. **Any attachment must be initialled by the Notary Public and the person completing this PIF.** Responses must consider all time periods.

CAUTION

An individual who makes a false statement by statutory declaration commits an offence under securities legislation and an indictable offence under the *Criminal Code* (Canada). The indictable offence is punishable by **imprisonment** for a term not exceeding **fourteen years**. Steps may be taken to verify the answers you have given in this PIF, including verification of information relating to any previous criminal record.

DEFINITIONS

Capitalized terms not defined herein are as defined in the TSX Venture Exchange Corporate Finance Manual.

"Offence" An offence includes:

- a summary conviction or indictable offence under the *Criminal Code* (Canada);
- a quasi-criminal offence (for example under the *Income Tax Act* (Canada), the *Immigration Act* (Canada) or the tax, immigration, drugs, firearms, money laundering or securities legislation of any jurisdiction; or
- a misdemeanour or felony under the criminal legislation of the United States of America, or any state or territory therein or an offence under the criminal legislation of any other jurisdiction.

NOTE: If you have received a pardon under the *Criminal Records Act (Canada)* and it has not been revoked, you must disclose the pardoned offence in this PIF. In such circumstances:

(a) the appropriate written response would be "Yes, pardon granted on (date)," and

(b) you must provide complete details in an attachment to this PIF.

"Proceedings" means:

(a) a civil or criminal proceeding or inquiry before a court,

(b) a proceeding before an arbitrator or umpire or a person or group of persons authorized by law to make an inquiry and take evidence under oath in the matter,

(c) a proceeding before a tribunal in the exercise of a statutory power of decision making where the tribunal is required by law to hold or afford the parties to the proceeding an opportunity for a hearing before making a decision, or

(d) a proceeding before a self-regulatory organization authorized by law to regulate the operations and the standards of practice and business conduct of its members and their representatives, in which the self-regulatory organization is required under its by-laws or rules to hold or afford the parties the opportunity for a hearing before making a decision, but does not apply to a proceeding in which one or more persons are required to make an investigation and to make a report, with or without recommendations, if the report is for the information or advice of the person to whom it is made and does not in any way bind or limit that person in any decision the person may have the power to make;

"securities regulatory authority" (or "SRA") means a body created by statute in any jurisdiction to administer securities law, regulation and policy (e.g. securities commission), but does not include an exchange or other self regulatory organization;

"self regulatory organization" means (a) a stock, commodities, futures or options exchange; (b) an association of investment, securities, mutual fund, commodities, or future dealers; (c) an association of investment counsel or portfolio managers; (d) an association of other professionals (e.g. legal, accounting, engineering); and (e) any other group, institution or self-regulatory entity, recognized by a securities regulatory authority, that is responsible for the enforcement of rules, disciplines or codes under any applicable legislation, or considered a self regulatory organization in another country.


TSX
TSX venture
EXCHANGE

1. A. IDENTIFICATION OF INDIVIDUAL COMPLETING FORM

LAST NAME(S)	FIRST NAME(S)	MIDDLE NAME(S) (If none, please state)
CLARKE	SIMON	PATRICK
NAME(S) MOST COMMONLY KNOWN BY:		
SIMON CLARKE		
NAME OF ISSUER (State the name of the Issuer that is listed or that has applied to list on the Exchange)		
VRB POWER SYSTEMS INCORPORATED		

PRESENT or PROPOSED POSITION(S) WITH THE ISSUER – check (√) all positions below that are applicable	(√)	IF DIRECTOR / OFFICER DISCLOSE THE DATE ELECTED / APPOINTED Month	Day	Year	IF OFFICER – PROVIDE TITLE IF OTHER – PROVIDE DETAILS
Director					
Officer	✓	JANUARY	01	2006	EVP CORPORATE DEVELOPMENT
Insider					
Other					

B.

Other than the name given in Question 1A above, provide any legal names, assumed names or nicknames under which you have carried on business or have otherwise been known, including information regarding any name change(s) resulting from marriage, divorce, court order or any other process. Use an attachment if necessary.	FROM MM	FROM YY	TO MM	TO YY

C.

GENDER		DATE OF BIRTH Month (e.g. May)	Day	Year	PLACE OF BIRTH City	Province/State	Country
Male	✓	SEPTEMBER	22	1965	WELLINGTON	SOMERSET	ENGLAND / UK
Female							

ATTACHMENT

3. EMPLOYMENT HISTORY CONT

EMPLOYER NAME	EMPLOYER ADDRESS	POSITION HELD	FROM		TO	
			MM	YY	MM	YY
WILLIAMS DE BROE	6 BROADGATE, LONDON, UK, EC2	DIRECTOR CORP. FINANCE	11	1997	09	2000
PANMURE GORDON	NEW BROAD STREET, LONDON, UK, EC2	ASSOCIATE DIRECTOR	09	1994	11	1997

D.

MARITAL STATUS	FULL NAME OF SPOUSE - include common-law	OCCUPATION OF SPOUSE
MARRIED	MARGARET LOUISE CLARKE	PILATES INSTRUCTOR / PHYSIOTHERAPIST

E.

TELEPHONE AND FACSIMILE NUMBERS AND E-MAIL ADDRESS			
RESIDENTIAL	(604) 921 1970	FACSIMILE	(604) 681 4923
BUSINESS	(604) 697 8824	E-MAIL	s.clarke@urs.power.com

F.

RESIDENTIAL HISTORY - Provide all residential addresses for the past **10 YEARS** starting with your current principal residential address. If you are unable to correctly identify the complete residential address for a period, which is beyond five years from the date of completion of this PIF, the municipality and province or state and country must be identified. *The Exchange reserves the right to require the full address.*				
STREET ADDRESS, CITY, PROVINCE/STATE, COUNTRY & POSTAL/ZIP CODE	FROM		TO	
	MM	YY	MM	YY
5632 GAGLE CREEK PLACE, WEST VANCOUVER, BC, V7W 3K2	03	05	01	06
5566 GALLAGHER PLACE, WEST VANCOUVER, BC, V7W 1N9	06	04	03	05
~~5522~~ 5429 WESTHAVEN WYND, WEST VANCOUVER, BC, V7W 3G1	12	00	06	04
LORD STANLEY APTS, ALBERNI STREET VANCOUVER, BC	10	00	12	00
7 ROYAL CIRCUS, EDINBURGH, SCOTLAND, EH3 6TL	11	97	10	00
FLAT 5, 69 GREENCROFT GARDENS, WEST HAMPSTEAD, LONDON, UK NW6	07	93	11	97

2. **CITIZENSHIP**

A.

CANADIAN CITIZENSHIP		YES	NO
(i)	Are you a Canadian Citizen?		✓
(ii)	Are you a person lawfully in Canada as an immigrant but are not yet a Canadian citizen?	✓	
(iii)	If "Yes" to Question 2A(ii), the number of years of continuous residence in Canada:	5 YEARS 4 MOS	

B.

OTHER CITIZENSHIP		YES	NO
(i)	Do you hold citizenship in any country other than Canada?	✓	
(ii)	If "Yes" to Question 2B(i), the name of the country(s):	UNITED KINGDOM	
(iii)	Please provide U.S. Social Security number, where you have such a number	N/A	

3. **EMPLOYMENT HISTORY**

Provide your employment history for the **10 YEARS** immediately prior to the date of this PIF starting with your current employment. *Use an attachment if necessary.*

EMPLOYER NAME	EMPLOYER ADDRESS	POSITION HELD	FROM		TO	
			MM	YY	MM	YY
URS POWER SYSTEMS INC	1645-701 WEST GEORGIA, VANCOUVER	EVP CORPORATE DEV	01	06	01	06
RAILPOWER TECHNOLOGIES CORP	SUITE 202, 5th FELL AVENUE, NORTH VANCOUVER	EVP CORP. DEVELOPMENT	06	02	12	05
DELOITTE	1055 DUNSMUIR STREET VANCOUVER, BC	VP & DIRECTOR	09	00	01	02

4. POSITIONS WITH OTHER ISSUERS

		YES	NO
A.	While you were a director, officer or insider of an issuer, did any exchange or self-regulatory organization ever refuse approval for listing or quotation of that issuer (including a listing resulting from a Qualifying Transaction, Reverse Take Over, Backdoor Listing or change of business)? If yes, attach full particulars.		✓
B.	Has your employment in a sales, investment or advisory capacity with any firm or company engaged in the sale of real estate, insurance or mutual funds ever been terminated for cause?		✓
C.	Has a firm or company registered under the securities laws of any jurisdiction as a securities dealer, broker, investment advisor or underwriter, suspended or terminated your employment for cause?		✓
D.	Are you or have you during the last 10 years ever been a director, officer, promoter, insider or control person for any reporting issuer?	✓	

E. **If "YES" to 4D above, provide the names of each reporting issuer. State the position(s) held and the period(s) during which you held the position(s). Use an attachment if necessary.**

NAME OF REPORTING ISSUER	POSITION(S) HELD	MARKET TRADED ON	FROM MM	FROM YY	TO MM	TO YY
RAILPOWER TECHNOLOGIES	E.V.P. CORPORATE DEVELOPMENT	TSX	06	2002	12	2005
DOUBLESTAR RESOURCES	DIRECTOR	TSX-V	05	2003	01	2006

5. EDUCATIONAL HISTORY

A. **PROFESSIONAL DESIGNATION(S) - Provide any professional designation held and professional associations to which you belong. For example, Barrister & Solicitor, C.A., C.M.A., C.G.A., P.Eng., P.Geol., and CFA, etc. and indicate which organization and the date the designations were granted.**

PROFESSIONAL DESIGNATION And MEMBERSHIP NUMBER	GRANTOR OF DESIGNATION And JURISDICTION	DATE GRANTED MM	DD	YY	ACTIVE? YES	NO
SOLICITOR	LAW SOCIETY OF SCOTLAND	08		1996		✓

B. **Provide your post-secondary educational history starting with the most recent.**

SCHOOL	LOCATION	DEGREE OR DIPLOMA	DATE OBTAINED MM	DD	YY
ABERDEEN UNIVERSITY	ABERDEEN, SCOTLAND	LLB	07		86
ABERDEEN UNIVERSITY	ABERDEEN, SCOTLAND	Dip LP	10		87

6. **OFFENCES** - If you answer "YES" to any item in Question 6, you <u>must</u> provide complete details in an attachment.

		YES	NO
A.	Have you ever pled guilty to or been found guilty of an offence?		✓
B.	Are you the subject of any current charge, indictment or proceeding for an offence?		✓
C.	To the best of your knowledge, are you or have you **ever** been a director, officer, promoter, insider, or control person of an issuer, in any jurisdiction, at the time of events, where the issuer:		
	(i) has ever pled guilty to or been found guilty of an offence?		✓
	(ii) is the subject of any current charge, indictment or proceeding for an offence?		✓

7. **BANKRUPTCY** - If you answer "YES" to any item in Question 7, you <u>must</u> provide complete details in an attachment and attach a copy of any discharge, release or other applicable document.

		YES	NO
A.	Have you, in any jurisdiction, within the past **10 years** had a petition in bankruptcy issued against you, made a voluntary assignment in bankruptcy, made a proposal under any bankruptcy or insolvency legislation, been subject to any proceeding, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to manage your assets?		✓
B.	Are you now an undischarged bankrupt?		✓
C.	To the best of your knowledge, are you or have you **ever** been a director, officer, promoter, insider, or control person of an issuer, in any jurisdiction, at the time of events, or for a period of 12 months preceding the time of events, where the issuer:		
	(i) has made a petition in bankruptcy, a voluntary assignment in bankruptcy, a proposal under any bankruptcy or insolvency legislation, been subject to any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to manage the issuer's assets?		✓
	(ii) is now an undischarged bankrupt?		✓

8. **PROCEEDINGS** - If you answer "YES" to any item in Question 8, you <u>must</u> provide complete details in an attachment.

		YES	NO
A.	**CURRENT PROCEEDINGS BY SECURITIES REGULATORY AUTHORITY OR SELF REGULATORY ORGANIZATION. Are you now, in any jurisdiction, the subject of:**		
	(i) a notice of hearing or similar notice issued by an SRA?		✓
	(ii) a proceeding or to your knowledge, under investigation, by an exchange or other self regulatory organization?		✓
	(iii) settlement discussions or negotiations for settlement of any nature or kind whatsoever with an SRA or any self regulatory organization?		✓

		YES	NO
B.	**PRIOR PROCEEDINGS BY SECURITIES REGULATORY AUTHORITY OR SELF REGULATORY ORGANIZATION. Have you ever:**		
(i)	been reprimanded, suspended, fined, been the subject of an administrative penalty, or otherwise been the subject of any disciplinary proceedings of any kind whatsoever, in any jurisdiction, by an SRA or self regulatory organization?		✓
(ii)	had a registration or licence for the trading of securities, exchange or commodity futures contracts, real estate, insurance or mutual fund products cancelled, refused, restricted or suspended?		✓
(iii)	been prohibited or disqualified under securities, corporate or any other legislation from acting as a director or officer of a reporting issuer?		✓
(iv)	had a cease trading or similar order issued against your or an order issued against you that denied you the right to use any statutory prospectus or registration exemption?		✓
(v)	had any other proceeding of any nature or kind taken against you?		✓

		YES	NO
C.	**SETTLEMENT AGREEMENT(S)**		
	Have you ever entered into a settlement agreement with a SRA, self regulatory organization, attorney general or comparable official or body, in any jurisdiction, in a matter that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading in securities or exchange or commodity futures contracts, illegal distributions, failure to disclose material facts or changes or similar conduct, or any other settlement agreement with respect to any other violation of securities legislation or the rules of any self regulatory organization?		✓

		YES	NO
D.	**To the best of your knowledge, are you now or have you ever been a director, officer, promoter, insider, or control person of an issuer at the time of such event, in any jurisdiction, for which a securities regulatory authority or self regulatory organization has:**		
(i)	refused, restricted, suspended or cancelled the registration or licensing of an issuer to trade securities, exchange or commodity futures contracts, or to sell or trade real estate, insurance or mutual fund products?		✓
(ii)	issued a cease trade or similar order or imposed an administrative penalty of any nature or kind whatsoever against the issuer, other than an order for failure to file financial statements that was revoked within 30 days of its issuance?		✓
(iii)	refused a receipt for a prospectus or other offering document, denied any application for listing or quotation or any other similar application, or issued an order that denied the issuer the right to use any statutory prospectus or registration exemptions?		✓
(iv)	issued a notice of hearing, notice as to a proceeding or similar notice against the issuer?		✓
(v)	taken any other proceeding of any nature or kind against the issuer, including a trading halt, suspension or delisting of the issuer (other than in the normal course for proper dissemination of information, pursuant to a Reverse Take-Over, Backdoor Listing or similar transaction)?		✓
(vi)	entered into a settlement agreement with the issuer in a matter that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading in securities or exchange or commodity futures contracts, illegal distributions, failure to disclose material facts or changes or similar conduct by the issuer, or involved in any other violation of securities legislation or a self regulatory organization's rules?		✓

9. CIVIL PROCEEDINGS - *If you answer "YES" to any item in Question 9, you must provide complete details in an attachment.*

		YES	NO
A.	**JUDGMENT, GARNISHMENT AND INJUNCTIONS** **Has a court in any jurisdiction:**		
(i)	rendered a judgment, ordered garnishment or issued an injunction or similar ban (whether by consent or otherwise) against <u>you</u> in a claim based in whole or in part on fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
(ii)	rendered a judgment, ordered garnishment or issued an injunction or similar ban (whether by consent or otherwise) against <u>an issuer</u>, for which you are currently or have ever been a director, officer, promoter, insider or control person, in a claim based in whole or in part on fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
B.	**CURRENT CLAIMS**		
(i)	Are <u>you</u> now subject, in any jurisdiction, of a claim that is based in whole or in part on actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
(ii)	To the best of your knowledge, are you currently or have you ever been a director, officer, promoter, insider or control person of <u>an issuer</u> now subject, in any jurisdiction, of a claim that is based in whole or in part on actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
C.	**SETTLEMENT AGREEMENT**		
(i)	Have <u>you</u> ever entered into a settlement agreement, in any jurisdiction, in a civil action that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓
(ii)	To the best of your knowledge, are you currently or have you ever been a director, officer, promoter, insider or control person of <u>an issuer</u> that has entered into a settlement agreement, in any jurisdiction, in a civil action that involved actual or alleged fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty, insider trading, unregistered trading, illegal distributions, failure to disclose material facts or changes or allegations of similar conduct?		✓

STATUTORY DECLARATION

I, Simon Clarke hereby solemnly declare that:
(Please Print - Name of Individual)

(a) I have read and understood the questions, cautions, acknowledgement and consent in this PIF, and the answers I have given to the questions in this PIF and in any attachments to it are true and correct, except where stated to be to the best of my knowledge, in which case I believe the answers to be true;

(b) I have read and understand the Personal Information Collection Policy of the Exchange attached hereto as Exhibit 2 as well as the SRA's Notice of Collection, Use and Disclosure of Personal Information by Securities Regulatory Authorities attached hereto as Exhibit 3 (collectively, the "PIF Collection Policy").

(c) I consent to the collection, use and disclosure of the information in this PIF and any further personal information collected, used and disclosed as set out in the PIF Collection Policy;

(d) I hereby agree to (i) submit to the jurisdiction of the Exchange and to Market Regulation Services Inc. and any successor or assignee of either of them, and wherever applicable, the directors and committees thereof, and (ii) be bound by and comply with all applicable rules, policies, rulings and regulations of the Exchange (collectively, the "Exchange Requirements");

(e) I agree that any acceptance, approval or other right granted by the Exchange may be revoked, terminated or suspended at any time in accordance with the then applicable Exchange Requirements. In the event of any revocation, termination or suspension, I agree to immediately terminate my association or involvement with any issuer to the extent required by the Exchange. I agree not to resume my association or involvement, except with the prior written approval of the Exchange;

(f) This declaration and the rights and powers of the Exchange pursuant to the Exchange Requirements shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein, without regard to conflict of law principles;

(g) I acknowledge and agree that this declaration may be assigned or transferred by the Exchange to any person without providing me with notice or obtaining my consent and that this declaration shall thereafter continue to be binding on me and may be enforced against me by any such assignee or transferee. I understand that I am prohibited from transferring or assigning this declaration or any acceptance, approval or other right granted by the Exchange;

(h) I understand that where I am providing this form to a SRA, I am under the jurisdiction of the SRA to which I submit this form, and it is a breach of securities legislation to provide false or misleading information to the SRA;

(i) I make this solemn declaration conscientiously believing it to be true and knowing it is of the same legal force and effect as if made under oath and under the *Canada Evidence Act.*

[signature]

Signature of Person Completing this Form

DECLARED before me at Vancouver in the Province (or State) of

British Columbia this 27th day of January, 2006
(Province or State) (Day) (Month) (Year)

[signature]

Signature of Notary Public **Seal or Stamp of Notary Public**

My Appointment Expires: Unlimited

*Note:
THIS PIF MUST BE DECLARED BEFORE A PERSON WHO IS A NOTARY PUBLIC IN AND FOR THE JURISDICTION IN WHICH IT IS DECLARED UNLESS THAT JURISDICTION DOES NOT HAVE NOTARIES, IN WHICH CASE THIS PIF MUST BE DECLARED BEFORE A LAWYER IN THAT JURISDICTION, OR OTHER PERSON THAT SATISFIES THE REQUIREMENTS SET OUT IN THE CANADA EVIDENCE ACT.

EXHIBIT 1: CONSENT FOR DISCLOSURE OF CRIMINAL RECORD INFORMATION

PURPOSE: Criminal records are scrutinized by market regulators when conducting background checks, verifying the information the Subject has provided, conducting investigations and enforcement proceedings, and performing other investigations as required to ensure compliance with the various regulations, statutes, rules, by-laws and policies governing the conduct and integrity of the capital markets and trading activity taking place therein.

Surname	Given Name	Middle Name(s)	Date of Birth		
CLARKE	SIMON	PATRICK	yyyy 1963	Mm 04	Dd 22
Maiden Name or Other Names used (if applicable)(all legal names in lifetime)			Gender		
N/A			☑ Male ☐ Female		
Current Mailing Address (number, street, apt, lot, concession, township, rural route #, city, postal code)					
5632 EAGLE CREEK PLACE, WEST VANCOUVER, BC V7W 3K2					
Driver's License Number	DL: 7411317				
Occupation	CORPORATE EXECUTIVE / CORPORATE FINANCIER				

CONSENT This consent is given pursuant to all applicable information and privacy statutes.
As evidenced by my signature below, I, the undersigned, hereby acknowledge and provide my express consent to the disclosure by the Ontario Provincial Police (OPP) of records of criminal code convictions for which a pardon has not been granted, records of discharges which have not been removed from the CPIC system in accordance with the Criminal Records Act, and records of outstanding charges which the OPP is aware, to the entities listed below (referred to as "the market regulators") and to the collection, use, disclosure and retention of the OPP-provided information by any one of those market regulators to the other market regulators listed, for the purposes and in the manner set out in this form. This consent relates to Market Regulation Services Inc.; the entities which have retained Market Regulation Services Inc. as their regulation services provider and their authorized personnel; self-regulatory organizations; securities commissions; governmental agencies undertaking criminal or investigative functions; organizations in which any of these are members, affiliates, participants or have a similar capacity; entities which have entered into an agreement with Market Regulation Services Inc. related to the co-ordination or monitoring and enforcement of rules governing the trading of securities on a marketplace in Canada or a market in any other jurisdiction and each of the subsidiaries, affiliates, regulators and authorized agents of any person or entity described herein.

The information will be retained by the market regulators in their databases in a secure environment and is updated from time to time. The market regulators collect, use, disclose and retain the OPP-provided information and allow its use by other market regulators only for purposes set out above or as required by law. Employees of the market regulators who have access to your information are made aware of how to keep it confidential.

FINGERPRINT VERIFICATION
If I deny a criminal record, I may present myself to the appropriate police agency in my jurisdiction for fingerprint verification, as the person with a record will have had fingerprints taken. No other defence is accorded me.

RELEASE
I hereby release and forever discharge Her Majesty the Queen in right of Ontario, the Commissioner of the Ontario Provincial Police and Market Regulation Services Inc. and any or all of their respective members, directors, officers, employees, servants, and agents, including their successors and assigns, from any and all actions, claims and demands for damages, loss or injury howsoever arising which may hereafter be sustained by myself as a result of the disclosure of information by the OPP to Market Regulation Services Inc. or the disclosure by Market Regulation Services Inc. to a market regulator as defined.

Subject Signature: [signature] Date: 26/1/06

INFORMATION CONTACT FOR QUESTIONS PERTAINING TO THE COMPLETION OF EXHIBIT 1:

Name: James Manderville PHONE#: 416-646-7233
Organization: Market Regulation Services Inc. FAX#: 416-646-7259

EXHIBIT 2: PIF PERSONAL INFORMATION COLLECTION POLICY

Collection, Use and Disclosure

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the TSX Venture Exchange (collectively referred to as "TSX") collect the information (which may include personal, confidential, non-public, criminal or other information) in the Personal Information Form and in other forms that are submitted by you and/or by the Issuer or an entity applying to be an Issuer and use it for the following purposes (the "object of the file"):

- to conduct background checks,
- to verify the information that has been provided about you,
- to consider your suitability to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of an entity applying to be an Issuer or an Issuer,
- to consider the eligibility of an applicant to be an issuer,
- to detect and prevent fraud,
- to conduct enforcement proceedings, and
- to perform other investigations as required by and to ensure compliance with the Exchange Requirements, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, TSX also collects additional information about you from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The information TSX collects about you may also be disclosed to these agencies and organizations or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above.

TSX may from time to time use third parties to process information and/or provide other administrative services. In this regard, we may share the information with our carefully selected service providers.

If you fail to accurately complete the PIF or to consent to this PIF Collection Policy, we may (i) refuse to allow you to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant of an Issuer, (ii) refuse to allow an applicant to be listed as an issuer, and/or (iii) refuse to accept a transaction proposed by an issuer.

Security

The personal information that is retained by TSX is kept in a secure environment and is updated from time to time. Only those employees of TSX who require access to your information in order to accomplish the purposes identified above, will be given access to your file. Employees of TSX who have access to your information are made aware of how to keep it confidential.

Accuracy

Information about you maintained by TSX that is identified by you as inaccurate or obsolete will be replaced or removed, as applicable.

Questions

If you wish to consult your file or make corrections to it or if you have any questions or enquiries with respect to the privacy principles outlined above or about our practices, please send a written request to: Chief Privacy Officer, TSX Group, The Exchange Tower, 130 King Street West, Toronto, Canada, M5X 1J2.


TSX venture
EXCHANGE
TSX

May 11, 2006

Fax: 604-681-4923

VRB Power Systems Inc.
1645 – 701 West Georgia Street
Vancouver, BC
V7Y 1C6

Attention: Keri-Anne Coll

Dear Sirs\Mesdames:

Re: VRB POWER SYSTEMS INC. ("VRB")
Warrant Term Extension – Submission #113740

This is to confirm that TSX Venture Exchange has consented to the extension in the expiry date of the following warrants:

# of Warrants:	**3,783,115**
Original Expiry Date of Warrants:	May 27, 2006
New Expiry Date of Warrants:	May 27, 2007
Exercise Price of Warrants:	$1.05

These warrants were issued pursuant to property asset acquisition which was accepted for filing by the Exchange effective May 30, 2005.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Senior Analyst
Listed Issuer Services

CC\nl

File: ::ODMA\PCDOCS\DOCP\1663556\1

VRB Power extends warrant expiry

VRB Power Systems Inc	VRB
Shares Issued: 107,458,158	May 11 Close 0.69
11 May 11 2006	Miscellaneous

The TSX Venture Exchange has consented to the extension in the expiry date of the following warrants:

Number of warrants:	3,783,115
Original expiry date of warrants:	May 27, 2006
New expiry date of warrants:	May 27, 2007
Exercise price of warrants:	$1.05

These warrants were issued pursuant to property asset acquisition, which was accepted for filing by the exchange effective May 30, 2005.

Case Wayne Arthur; Hennessy Timothy; Mayberry Brian R; Sorace Vincent M
Address: Suite 1645 - 701 Georgia St W, Vancouver, BC, V7Y 1C6
Phone: 604 697 8820 Fax: 604 681 4923


0.80
0.70
0.60
0.50
1.5M
Nov
Dec
Jan
Feb
Mar
Apr
May
2005
2006
VRB


TSX venture
EXCHANGE
TSX

FORM 4D

WARRANT AMENDMENT SUMMARY FORM AND CERTIFICATION

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Trading Symbol: VRB.

The following is an application to (please check the appropriate box):

Extend the term of Warrants X

Amend the price of Warrants ☐

The Issuer is a: Tier 1 Issuer X Tier 2 Issuer ☐

---

1. Terms of Original Private Placement

(a) Number of Listed Shares issued 3,783,115.

(b) Price Listed Shares issued at $.838 CAD.

(c) Number of Warrants issued 2,522,078.

(d) Date of Announcement of Private Placement May 30, 2005.

(e) Market Price at Date of Announcement of Private Placement $0.88.

(f) Original Warrant exercise price: Year 1 $1.05 Year 2 ____

(If applicable) Year 3 ____ Year 4 ____ Year 5 ____

(g) Original term of Warrants one year.

(h) Original expiry date of Warrants May 27, 2006.

(i) Percentage of Warrants held by Insiders zero.

(j) Indicate the number of Warrants, if any, which have been exercised, and the date of the exercise Nil.

2. Requested Amendments to Warrant Terms

Please complete the relevant sections below disclosing the requested amendments.

(a) Extension of Warrant term applied for:

Amended Warrant expiry date May 27, 2007 .

Adjusted Warrant exercise price Year 1 N/A Year 2 N/A

(If applicable) Year 3 ________ Year 4 ______ Year 5 ______

(b) Amendment of Exercise Price applied for: N/A

Amended Warrant exercise price

Year 1 ________ Year 2 ______

(If applicable) Year 3 ________ Year 4 ______ Year 5 ______

Is there a maximum 30 day exercise provision pursuant to section 5.3(b) of Policy 4.1? Yes ☐ No ☐

If Yes, have all of the remaining Warrant holders consented to the repricing and reduced exercise provision? Yes ☐ No ☐

If no, please explain. ____

If there is a maximum 30 day exercise provision, at what price is the provision triggered? $__________

3. Declaration

This Certification accompanies an application to the Exchange for acceptance of the Amendment of Warrant Terms (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements* in effect as of the date of this Declaration, or any deviations therefrom are disclosed in this Form; and

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

Dated May 3rd, 2006.

Gavin Cooper, CA
Name of Director or Senior Officer

Signature

CFO and Secretary
Official Capacity


VRB Power Systems

May 3rd, 2006

VIA COURIER

TSX Venture Exchange
Suite 2700 – 650 West Georgia Street
Vancouver, B.C., V6B 4N9

Attention: Corporate Finance Services Department

Dear Sir / Madam:

Re: VRB Power Systems Inc. (the "Company") – Warrant Extension

The Company wishes to extend the expiry period of 2,522,078 share purchase warrants that were issued in May 2005 from May 27, 2006 to May 27, 2007. The request for extension is a result of the contractual agreement between VRB Power Systems and Reliable Power as the warrants were issued as a part of an acquisition of assets (see May 30th, 2005 announcement of acquisition).

In support of this application we enclose the following:

1. Form 4D duly completed and signed; and
2. the Company's cheque in the sum of $535.00 (inclusive of GST of $35.00).

We trust the above is in order. We look forward to your approval in due course.

Should you have any questions please contact the writer.

Yours truly,

VRB POWER SYSTEMS INC.

Per:

Keri-Anne Coll

Encl.

Suite 1645 – 701 West Georgia Street, Vancouver, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com